CERTIFICATE OF QUALIFIED PERSON

I, Guy Wiid, PREng, MSc, BSc, Eng of Epoch Resources (Pty) Ltd do hereby certify:

- I am a Director of Epoch Resources (Pty) Ltd, with a business address at Epoch Resources (Pty) Ltd, with a business address at .Building 22A, The Woodlands Office Park, Woodlands Drive, Woodmead, Johannesburg, South Africa..
- This certificate applies to the technical report entitled *Report of the Otjikoto Mine Residue Disposal Facilities* of November 2012.
- I am a graduate of the University of the Witwatersrand
    - Bsc Eng (Civil), 1988
    - MSc Eng (Civil) 1995
- I am registered with the Engineering Council of South Africa (ECSA) as a professional Civil Engineer (Registration Number 940269)
- My relevant experience includes; 22 experience years in the design and management of tailings storage facilities, mine closure planning and design and the development of environmental management systems
- I have shared responsibility with others for the Technical Report entitled *Report of the Otjikoto Mine Residue Disposal Facilities* of November 2012.
- I am independent of B2Gold Corporation as defined by section 1.5
- I have not had prior involvement with the Property that is the subject of the Technical Report.
- I have read the instrument and the parts of the Technical report that I am responsible for have been prepared in compliance with the Instrument.
- As part of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 26th day of February 2013 at Woodmead

G Wiid